UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69625

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Apr 1 2025 (MM/DD/YY) AND ENDING Mar 31 2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Silicon Prairie Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

475 Cleveland Avenue North, Suite 101B
(No. and Street)

Saint Paul	MN	55104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David V Duccini	651-645-7500	david.duccini@spcp.io
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppage	NY	11788
(Address)	(City)	(State)	(Zip Code)

Mar 3 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David V Duccini _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Silicon Prairie Capital Partners LLC _____, as of Mar 31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JADE BA▓▓▓
NOTARY PU▓▓▓
MINNESO▓▓
My commission exp. ▓▓▓ ▓▓ ▓027

6/29/26

Signature:

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SILICON PRAIRIE CAPITAL PARTNERS, LLC

Financial Statements as of March 31, 2026

**Together with Report of Independent
Registered Public Accounting Firm**

TABLE OF CONTENTS



SILICON PRAIRIE CAPITAL PARTNERS, LLC
Report of Independent Registered Public Accounting Firm

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Silicon Prairie Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Silicon Prairie Capital Partners, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Silicon Prairie Capital Partners, LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Silicon Prairie Capital Partners, LLC's auditor since 2022.

Hauppauge, New York
June 29, 2026

Nawrocki Smith LLP

SILICON PRARIE CAPITAL PARTNERS, LLC
Statement of Financial Condition

		At March 31, 2026
		audited
Assets		
Current assets		
Cash and equivalents……………………………………………………………………	$	20,151
Trade accounts receivable……………………………………………………………		59,000
Inter-company receivables……………………………………………………………		35,320
Prepaid expenses……………………………………………………………………		1,287
Total current assets……………………………………………………………		115,758
Total assets……………………………………………………………………	$	115,758
Liabilities and Member's Equity		
Current liabilities		
Accounts payable and accrued expenses…………………………………………	$	-
Total current liabilities………………………………………………………		-
Total liabilities………………………………………………………………		-
Member's equity		
Member's contributions…………………………………………………………		57,607
Retained earnings (deficit)………………………………………………………		58,151
Total member's equity………………………………………………………		115,758
Total liabilities and equity………………………………………………	$	115,758

See accompanying Notes to Financial Statements

SILICON PRARIE CAPITAL PARTNERS, LLC
Notes to Financial Statements
For the fiscal year ended March 31, 2026

1. Organization and Nature of Business

Witherspoon Capital Partners, LLC was formed on February 18, 2015 as a Delaware limited liability company and was acquired by Silicon Prairie Holdings, Inc. ("SPHI") on August 21, 2020, becoming a wholly owned subsidiary thereof. SPHI changed the name of the business to Silicon Prairie Capital Partners, LLC ("SPCP") on September 2, 2020 and redomiciled it from Delaware to Wyoming on September 13, 2023.

SPCP is a registered broker dealer, a member of the Financial Industry Regulatory Authority ("FINRA"), and is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") since it does not take custody of any customer funds or securities.

SPCP's primary business activity is to facilitate private placement of securities through a crowdfunding portal and to undertake best efforts institutional investment banking engagements for clients. All securities activities are conducted from the main office in St. Paul, Minnesota.

2. Significant Accounting Policies

Basis of accounting – The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts receivable – Accounts receivable are stated at the amount the Company expects to collect from balances outstanding at year-end. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables and historical collection information. As of March 31, 2026, the Company determined that no allowance was necessary.

Income taxes – SPCP is wholly owned by SPHI and is treated as a disregarded entity for tax reporting purposes. Consequently, no provision for income taxes is recorded since the liability for such taxes is that of the member.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires SPCP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. Related Party Transactions

SPCP has an expense sharing agreement with SPHI. The agreement permits the broker-dealer to opt out of expenses deemed by it to be "non-regulatory" in nature. Such expenses include, but are not limited to, those for premises, administration, and information technology. There were no shared expenses for the year ended March 31, 2026.

As of year-end, SPHI owed SPCP a total of $35,320, representing customer payments for services provided by the Company but remitted initially to the parent and yet to be conveyed to the Company.

4. Net Capital Requirements

SPCP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital (as defined), and a ratio of aggregate indebtedness (as defined) to net capital of less than 15 to 1.

As of March 31, 2026, SPCP had net capital of $20,151 which was greater than the required minimum net capital of $5,000. SPHI, SPCP's parent company, is prepared to provide additional capital in the future if needed to meet net capital requirements.

5. Concentrations of Credit Risk

SPCP maintains all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. SPCP's exposure is solely dependent upon its daily bank balance and the respective strength of the financial institution. SPCP has not incurred any losses on this account.

6. Indemnification

In the normal course of its business, SPCP indemnifies and guarantees certain service providers against potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential payments that SPCP could be required to make under these indemnification agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in, or adverse application of, certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

7. Commitments and Contingencies

SPCP is not aware of any other commitments or contingencies that may materially impact the financial statements as of March 31, 2026.

8. Segment Reporting

SPCP is engaged in a single line of business as a securities broker-dealer, the primary activities of which is the private placement of securities through a crowdfunding portal and to undertake best efforts institutional investment banking engagements for clients. SPCP has identified its Chief Executive Officer and President as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business and manage the company. Additionally, the CODMs use excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

SPCP's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage business activity using information for the company

as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

9. Subsequent Events

SPCP has evaluated events and transactions through June 29, 2026, the date which the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.